Mail Stop 6010

March 7, 2008

Branislav Vajdic
President and Chief Executive Officer
NewCardio, Inc.
2033 Gateway Plaza, Suite 500
San Jose, CA 95110

> **Re: NewCardio, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2008**
> **File No. 333- 149166**

Dear Mr. Vajdic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

NewCardio, Inc., page 1

1.   Please ensure that you have carefully reviewed your entire filing for accuracy. For example, in the second paragraph under the caption "NewCardio, Inc." and on page 11 you mention events that occurred in the past with reference to a date that is in the future. We also note your reference to this filing as if it were an "annual

report" on page 8 and the missing and partial words in the first sentence on page 20.

2.   Please tell us how you determined which information to highlight in your prospectus summary. For example, it is unclear why you elected to highlight your historic tax structure and the details of your recent private securities offering but you have not mentioned your current operations.

3.   To clarify the disclosure in the second paragraph, please disclose when the registrant changed its name to Marine Park Holdings, Inc. Also clarify the relationship between Marine Park Holdings, Inc. and Marine Park, Inc.

Issuance of Shares to Selling Stockholders, page 1

4.   Please reconcile the dividend paid on the Series A Preferred with Note F to the December 31, 2006 and Note E to the September 30, 2007 financial statements, which indicate that holders are entitled to a dividend of 8%.

5.   Please refer to the last paragraph on page 2. Please clarify whether you are referring to the registration of the resale of the shares underlying the warrants or the registration of shares for exercise of the warrants. If you intend to register the exercise, please tell us how you have concluded that it is consistent with Section 5 of the Securities Act to register a transaction that you began before the applicable registration statement will be filed.

Risk Factors, page 3

6.   Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well of the inapplicability of proxy rules and section 16 of the Exchange Act.

7.	Please add a separate risk factor to highlight the "going concern" language in your auditor's report. Include an explanation of the reasons for and effects of the language. For example, does the existence of the language affect your cost of capital?

8.	Please add a separate risk factor to explain to investors the risks created by the number of authorized but unissued common and preferred stock, including dilution of investors' voting power without shareholder authorization.

NewCardio may have difficulties managing growth, page 5

9.	Please identify the "certain events" that you disclose may cause rapid commercialization.

There is no assurance of an established pubic trading market, page 5

10.	Please disclose the date of the "recent changes" mentioned in the second sentence. Also, please tell us (1) why you cannot determine the effect of these rules and (2) what other "proposed changes" you mean in the third sentence.

Our common stock could be considered penny stock, page 6

11.	Please clarify whether your common stock is currently penny stock.

Broker-dealer requirements, page 6

12.	Please tell us the authority on which you incorporate information by reference as implied by the first sentence of the second paragraph.

Shares eligible for futures sale, page 6

13.	Please update your disclosure to reflect the amendments to Rule 144 that became effective February 15, 2008.

Management's Discussion and Analysis, page 8

14.   Please revise your Management's Discussion and Analysis of Financial Condition
        and Results of Operations to provide information in accordance with Item 303 of
        Regulation S-K. For example, your discussion and analysis should address the
        financial statement dates and periods required by Article 8 of Regulation S-X and
        shall use year-to-year comparisons or any other format necessary to enhance a
        reader's understanding. For further guidance, please refer to Instructions to
        paragraph 303 of Regulation S-K and Release 33-8350.

15.   Also in this regard, note that SFAS 148 has been superseded by SFAS 123(R).
        Please revise your disclosure accordingly.

Product Research and Development, page 9

16.   Please clarify which product will be launched in the next twelve months. Also,
        with a view toward clarified disclosure, please provide us the basis for your
        estimate; see Regulation S-K Item 10(b)(3).

Liquidity and Capital Resources, page 9

17.   We note, in the first paragraph on page 10, that you can sustain the present burn
        rate for more than one year. Please reconcile this statement with the first sentence
        in the penultimate paragraph on page 9, where you indicate that you need
        additional financing to meet current and projected cash flow deficiency.

18.   Where you discuss your notes you refer to conversion as part of "the Agreement."
        Please clarify what agreement you mean.

19.   Please clarify, in the third paragraph on page 11, whether, by converting the April
        and May 2007 notes to the same terms as the 5% convertible subordinated notes,
        they were converted as part of the closing of the Agreement. If the notes have not
        been converted, please disclose if true, that these notes are due in full in
        September 2008.

Description of Business, page 13

20.   Where you elect to refer to internet addresses, please note your obligations, including the filing obligations, as described in footnote 41 and the related text of Release 33-7856 (April 28, 2000).

Organizational History, page 13

21.   You refer to NewCardio as your wholly owned subsidiary. Please reconcile this statement with the first paragraph on page 1, where you define "our" to mean NewCardio.

22.   Please disclose the prior names and operations of the registrant.

Drug Development, page 13

23.   Please provide us independent, objective support for the first sentence of your disclosure in this section.

Principal Products and Applications, page 15

24.   Please disclose in clear language that is understandable to investors who may not work in your industry how you intend that potential customers will use your potential products. For example, will customers upload your software into their existing ECG hardware? Will your software run on a dedicated computer? How does your software receive the "input signal" mentioned on page 15? Will you need to manufacture hardware?

Clinical Studies, page 16

25.   Please balance your disclosure of the positive clinical results with material negative results.

26.   We note that you do not provide disclosures on clinical studies for CardioBip. Please clarify the development status of this potential product.

Intellectual Property, page 19

27.   Please provide the duration of all patents granted. In addition, please revise your
        table to conform to Rule 421(b) by avoiding reliance on defined terms, as well as
        on language that may be understandable only to persons familiar with patent
        applications.

Competition, page 19

28.   Please state clearly your competitive position. For example, from your current
        disclosure, it is unclear how investors who may not work in your industry would
        know what your competitive strengths and weaknesses are relative to the products
        you mention in this section.

Government Regulation, page 20

29.   We note your reference to a "possible" exception in the first full paragraph on
        page 21. Please disclose the reason for the uncertainty and add appropriate risk
        factors.

30.   You may not disclaim responsibility for your disclosure. Please revise the
        introductory clause to the third full sentence of the second paragraph on page 22
        which implies the contrary.

Management, page 23

31.   Please clarify when the identified individuals assumed their roles with the
        registrant.

Executive Compensation, page 24

32.   Please provide your compensation disclosure using the current form of tables and
        accompanying narrative required by Regulation S-K Item 402. We note, for
        example, that you have presented a summary compensation table in a superseded
        format and without required accompanying textual explanations. See for example
        Regulation S-K Item 402(o) and the instruction to Regulation S-K Item
        402(n)(2)(v) and (vi).

33.   Please provide a row in the summary compensation table for each individual who served as the registrant's principal executive officer during the last completed fiscal year. For example, include your principal executive officer before your acquisition of NewCardio.

34.   Please provide the information regarding options granted to Mr. Vajdic in the format specified by Item 402(p).

35.   Please disclose any compensation paid to directors. Refer to Item 402(r).

Certain Relationships and Related Transactions, page 24

36.   Please provide the disclosure required by Regulation S-K Item 407(a).

37.   Given that disclosure required by Regulation S-K Item 404 must be provided in this section for relevant transactions since the beginning of the registrant's last fiscal year and for the two fiscal years preceding the registrant's last fiscal year, please reconcile your statement that there were no such transaction with the transactions disclosed in your prior filings with the Securities and Exchange Commission.

38.   Please tell us where you have disclosed, or why you are not required to disclose, the following transactions:

- Note payable to related party in the amount of $10,316 due November 15, 2008 disclosed in Note B to your September 30, 2007 financial statements;

- Consulting agreements with your stockholders disclosed in Note G to your September 30, 2007 financial statements; and

- The transactions in which you issued securities to the shareholders mentioned in the table on page 25.

39.   Please tell us what consideration the registrant's prior executive officers and directors received in connection with the registrant's acquisition of NewCardio and their departure from the registrant.

Description of Securities, page 25

40.   Please describe the extent to which the rights of common shareholders may be affected by the rights of holders of other securities. For example, we note sections 4 and 10 of your preferred stock Certificate of Designations.

41.   Please disclose the total number of shares reserved to satisfy your obligations under existing warrants, options, convertible notes and all other agreements to issue your securities. Include the commitment to issue 30% of your equity as mentioned on page F-27; also, please add a separate risk factor regarding this commitment, and file the agreement as an exhibit to your registration statement.

Plan of Distribution, page 26

42.   We note your disclosure in the penultimate paragraph of this section regarding state law restrictions on resale. If those restrictions apply to the resale of your securities by investors who purchase from the selling stockholders in the offering that is the subject of this registration statement, please add a separate risk factor to explain the risk, and identify the states at issue.

Selling Stockholders, page 28

43.   Given the nature and size of the transaction being registered, please tell us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

44.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in Series A preferred stock or common stock) in connection with the December 27, 2007 Series A transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any redemption of the Series A preferred stock in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Series A preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of Series A preferred stock.

45.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of any conversion discount for the shares of common stock underlying the Series A preferred stock, presented in a table with the following information disclosed separately:

  - the market price per share of the common stock underlying the Series A preferred stock on the date of the sale of the Series A preferred stock;

  - the conversion price per share of the common stock underlying the Series A preferred stock on the date of the sale of the Series A preferred stock, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established for the Series A preferred stock; and

    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the Series A preferred stock and determine the conversion price per share as of that date;

  - the total possible shares underlying the Series A preferred stock (assuming no dividend payments or accumulated dividends and complete conversion of the Series A preferred stock);

  - the combined market price of the total number of shares underlying the Series A preferred stock, calculated by using the market price per share on the date of the sale of the Series A preferred stock and the total possible shares underlying the Series A preferred stock;

  - the total possible discount to the market price as of the date of the sale of the Series A preferred stock, calculated by subtracting the total conversion price on the date of the sale of the Series A preferred stock from the combined market price of the total number of shares underlying the Series A preferred stock on that date.

If there are provisions in the Series A preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price of the underlying shares of common stock falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

46. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

    - market price per share of the underlying securities on the date of the sale of that other security;

    - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

        - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

        - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

    - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

47. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the aggregate consideration received or receivable by the issuer in connection with the issuance of the Series A preferred stock;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 44;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the shares of common stock underlying the Series A preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 45 and Comment 46.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 44 and the total possible discount to the market price of the shares underlying the preferred stock as disclosed in response to Comment 45 divided by the net consideration received by the issuer from the sale of the Series A preferred stock.

48.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

49.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the issuance of the Series A preferred stock that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

50. Please tell us, with a view toward disclosure in the prospectus, whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

51. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the Series A preferred stock; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the Series A preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

52.   With respect to the shares to be offered for resale by Platinum – Montaur Life Sciences, LLC, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

53.   Please tell us whether any selling securityholder is a broker-dealer or an affiliate of a broker-dealer.

54.   Please disclose the February 2008 amendment to your agreements with the selling shareholders. Include in your disclosure the reasons for and effects of the amendments.

Change in Auditors, page 31

55.   We note that in your disclosure, you cite to provisions in Regulation S-B. Please tell us, in light of Release 33-8876 (December 19, 2007), why Regulation S-B applies.

Index to Financial Statements, page 33

56.   Please update the financial statements to comply with Rule 8-08 (a) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

57.   We note that your accountants' report by RBSM LLP was dated June 10, 2007.
        On page 31, however, we note that you engaged RBSM LLP as your independent
        registered public accounting firm on January 3, 2008 for your year ended
        December 31, 2007. Please explain to us why the date of your accountants' report
        is prior to that of your engagement of the accountants.

Balance Sheets, page F-2

58.   Based on your disclosure on pages 1 and F-28 of this filing, it appears that a total
        of 18,682,537 shares of Marine Park Holdings, Inc.'s restricted common stock
        were issued in connection with your transaction with NewCardio, Inc. It also
        appears that an aggregate of 20,237,522 shares (the combined total of the newly
        issued 18,682,537 shares and the existing 1,554,985 shares) of Marine Park
        Holdings Inc.'s common stock were outstanding upon completion of your
        transaction with NewCardio, Inc. If that is the case, then please respond to the
        following:

    •   We note on page one of this registration statement that you accounted for
            the December 2007 transaction between Marine Park Holdings, Inc. and
            NewCardio, Inc. as a reverse merger. We do not object to your conclusion
            that the transaction should be accounted for as a reverse merger and
            recapitalization of NewCardio, Inc. However, please note that historical
            stockholders' equity of the accounting acquirer prior to the merger should
            be retroactively restated (a recapitalization) for the equivalent number of
            shares received in the merger after giving effect to any difference in par
            value of the issuer's and acquirer's stock with an offset to paid-in capital.
            Retained earnings (deficiency) of the acquirer are carried forward after the
            acquisition. Operations prior to the merger are those of the accounting
            acquirer. Earnings per share for periods prior to the merger should be
            restated to reflect the number of equivalent shares received by the
            acquiring company.

            The consolidated financial statements for years 2006 and 2005 included in
            this filing do not appear to reflect the restated capital structure that is
            required in financial statements filed after a recapitalization because your
            equity is identical to those of NewCardio, Inc.'s prior to the reverse
            merger with Marine Park Holdings, Inc. As such, please explain to us
            why your presentation is appropriate, citing the accounting literature that
            supports your conclusion.

    •   Also in this regard, please disclose in the notes to the financial statements
            (if true) your explanation that the historical financial statements are a

continuation of the financial statements of the accounting acquirer and the capital structure of the consolidated enterprise is now different from that appearing in the historical financial statements of the accounting acquirer in earlier periods due to the reverse acquisition/recapitalization.

Statements of Cash Flows, page F-5

59.   Please explain why the captions "Common stock issued to founders" and "Series A-Preferred stock issued to founders" are included in the operating activities section of this statement. Tell us why this presentation complies with the guidance at SFAS 95.

60.   We note that you made a supplemental disclosure of cash flow information about the following non cash items: common stock issued services rendered, common stock issued for intellectual property, fair value of options issued for services rendered, and fair value of warrants issued in conjunction with issuance of Series A-2 preferred stock. Refer to paragraph 32 of SFAS 95 and explain to us why your supplemental disclosure is appropriate under U.S. GAAP. Otherwise, revise to remove those disclosures in future filings.

Note B – Accounts Payable and Accrued Liabilities, page F-9

61.   We note that you had related party obligations of $150,658 and $28,999 at your 2006 and 2005 year ends, respectively. We also note that you have notes payable of $10,316 to a related party. Refer to paragraphs 2 – 4 of SFAS 57 and provide all required disclosures about your related party transactions in future filings.

Note F – Stockholders Equity, page F-10

Common Stock, page F-11

62.   We note that you issued a total of 353,375 shares of your common stock for services rendered at $.10 per share in 2006. We also note page F-13 discloses that you issued 75,000 shares of common stock for services rendered at $.10 per share in 2007. Please tell us the market value of your common stock at the date of its issuance and how you valued the common stock issued for services rendered. Cite the accounting literature that supports your conclusion. Also explain to us how your accounting and valuation of these equity instrument issuances comply with the guidance at SFAS 123(R) and EITF 96-18.

Note G – Stock Options and Warrants, page F-11

Employee Stock Options, page F-12

63.   Revise your future filings to include all minimum disclosure required under SFAS
        123(R). Refer to paragraphs 64 and 65 as well as A240 of SFAS 123(R) for
        further guidance.

64.   Explain to us how you accounted for the options outstanding and unvested at
        January 1, 2006 upon adoption of SFAS 123(R) under the modified prospective
        method. Refer to paragraph 74 of SFAS 123(R).

Note H - Commitments and Contingencies, page F-13

Consulting Agreements, page F-13

65.   Your disclosure about your consulting agreements is not helpful to the readers of
        your financial statements. Please expand your disclosure to describe the nature of
        each consulting agreement and the expenses recorded in connection with each
        agreement in each period presented in this filing. Also in this regard, disclose
        whether each agreement is considered a related party transaction under SFAS 57.

Note J – Going Concern Matters, page F-13

66.   Please include appropriate and prominent disclosure of your *viable plans* to
        overcome your difficulties. A viable plan is a plan that has the capability of
        removing the threat to the continuation of the business and should enable you to
        remain viable for at least the 12 months following the date of the financial
        statements being reported on. See FRC 607.02.

Condensed Statement of Deficiency in Stockholders' Equity, page F-17

67.   We note that you have $84,000 and $29,513 under the caption of common stock
        subscription received. Please explain to us the facts and the circumstances behind
        these items and how you accounted for and presented them, citing the accounting
        literature that supports your conclusions. Also, tell us how, if at all, stock
        subscription transactions are related to stock issuances for services.

Condensed Statements of Cash Flows, page F-18

68.   We note that you classified deposits of $25,000 as operating activities. Explain to
        us the facts and the circumstances about this deposit and explain to us why your
        classification of this item as operating activities is in accordance with SFAS 95.

69.   We note that you had the proceeds of $113,513 from the sale of common stock. Please explain to us where on your stockholders' equity statement this transaction is presented. Tell us how, if at all, it is related to stock subscription receivable transactions.

Note C – Subordinated Convertible Notes Payable, page F-21

6% Subordinated convertible notes, page F-21

70.   We note that "you issued 22,815 shares of common stock in exchange for the subordinated convertible notes and accrued and unpaid interest, (See note I)". We do not see any disclosure related to this transaction in Note I. Explain to us in greater detail the amount of the total notes payable (including interest) settled. Also explain to us how you accounted for this transaction, including how you determined the value of the 22,815 shares of common stock issued to settle the notes payable. Cite the accounting literature that supports your conclusions.

5% subordinated convertible notes, page F-23

71.   We note that you had recognized the value attributable to options issued in conjunction with convertible notes, being $4,055, to additional paid-in capital and a discount against the convertible notes payable in accordance with EITF 00-27. Please explain to us about the conversion options for each note payable described in Note C in greater detail and how you determined that your accounting for such conversion features is within the scope of EITF 00-27. Please cite the specific paragraph of the EITF, which supports your conclusions. Also explain to us how you considered the impact of SFAS 133, refer to paragraph 16 of EITF 00-27.

Note E - Stockholders' Equity, page F-24

Common Stock, page F-25

72.   We note that you issued 4,200,000 shares of your common stock for services rendered at $0.10. Respond to the following:

- Describe and disclose the services you purchased in exchange for this issuance. Also disclose whether this transaction is with a related party.

- We note on page F-17 that this transaction was described under the caption of "common stock issued…at $0.02 per share for services rendered…" Please explain to us what $0.02 per share means and how you accounted for the excess of your stated fair value of the stock over this amount.

- Also in this regard, explain to us and disclose how you accounted for this transaction and how you determined the fair value of $0.10 for each share. Explain how your accounting and valuations are in accordance with SFAS 123(R).

73. We note that in September 2007 you issued 1,475,631 shares of your common stock as deferred compensation at $0.10 per share. Respond to the following:

- Explain to us and disclose in future filings the terms of the common stock issued as compensation.

- Explain to us how you accounted for the issuance of the stock, citing accounting literature that supports your accounting. Your explanation should include the impact of SFAS 123(R).

- Finally, explain (and revise the filing to disclose) to us how you determined the fair value of $0.10.

Note I - Subsequent Events, page F-28

74. We note "…[your] shareholders entered into a closed Share Exchange Agreement with Marine Park Holdings, Inc…Marine is an inactive publicly registered corporation…The transaction was accounted for using the *purchase method* of accounting." As we noted in other comments, it appears your transaction with Marine Park Holdings, Inc. is a reverse merger accounted for as a recapitalization. However, accounting for recapitalizations is not within the scope of SFAS 141 and recapitalization accounting differs from the accounting required for purchase business combinations described in SFAS 141. As such, please either revise your disclosures to clarify your accounting for this transaction or explain to us how you accounted for this transaction under the purchase method in greater detail, citing the accounting literature that supports your conclusions.

75. We note that 18,682,537 (10,667,300 + 7,155,206 + 860,031) shares of your common stock are newly *restricted* common stock. Please explain to us the restrictions on this stock and revise your disclosure in the common stock section to describe the restrictions. Also explain to us any accounting impact that result from the restrictions.

Indemnification, page II-1

76. Please provide the disclosure required by Regulation S-K Item 702.

Item 15. Recent Sales of Unregistered Securities, page II-1

77.   Please disclose the facts you relied upon in the share exchange to make the exemption available. Also, disclose the exemption you relied upon and the facts relied upon for the December 27, 2007 financing arrangement.

78.   It appears from your prior filings with the Commission that you have issued securities in the past three years other than as disclosed in this section. Please provide the information required by Regulation S-K Item 701 for unregistered sales of securities during the entire time period addressed by that Item.

Exhibits

79.   Please file complete exhibits with all attachments. For example, we note the exhibits missing from exhibit 4.1.

80.   When you amend your charter and bylaws, you should file a complete copy of the document as amended rather than require investors to piece together documents from multiple filings. See Regulation S-K Item 601(b)(3). Please revise your exhibits accordingly.

81.   You appear to have issued shares under an equity compensation plan, according to your disclosure on page 7. Please file as an exhibit all material compensatory plans, contracts, or arrangements. Refer to Item 601(b)(10)(iii) of Regulation S-K.

82.   Please file the escrow agreement mentioned in exhibit 4.1. Note that it is generally inconsistent with section 5 of the Securities Act to register for resale securities offered in a private transaction if you do not have unrestricted access to the proceeds of that transaction.

83.   Please file the letter from your former accountant concerning its dismissal. Refer to Item 601(b)(16) of Regulation S-K.

Exhibit 3.2

84.   We note that your exhibit 3.2, which you incorporate by reference from Form 8-K
        filed January 4, 2008 has not been executed. Please file a dated and executed
        copy.

Exhibit 3.4

85.   Please tell us the difference between the first and second sentences of paragraph
        2.5 of your Bylaws. If your Bylaws allow for voting where those present at the
        meeting hold significantly less than a majority of the shares, explain the effects of
        this in a separate risk factor.

Signatures, page II-5

86.   Please modify the language on your signature page to conform to the language set
        forth in Form S-1.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

     You may contact Staff Accountant Andri Boerman at (202) 551-3645 or Jay
Webb at (202) 551-3603 if you have questions regarding comments on the financial
statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me
at (202) 551-3617 with any other questions.

                                                                  Sincerely,

                                                                  Russell Mancuso
                                                                  Branch Chief

cc: Marc Ross, Esq.
        Sichenzia Ross Friedman Ference LLP